EXHIBIT 99.1

Osisko Development Files Early Warning Report Regarding Falco Resources Ltd.

MONTREAL, Oct. 27, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") reports that, on October 17, 2025, Osisko Development acquired, indirectly through its wholly-owned subsidiary, Barkerville Gold Mines Ltd. ("BGM"), 6,250,000 units of Falco Resources Ltd. ("Falco") (each, a "Unit") at a price of C$0.32 per Unit for an aggregate purchase price of C$2,000,000, in connection with a "bought deal" private placement of 41,005,000 Units completed by Falco (the "Offering"). Each Unit consisted of one common share of Falco (each, a "Common Share") and one-half of one Common Share purchase warrant of Falco (each whole warrant, a "Warrant").

Immediately prior to the Offering, Osisko Development owned or controlled, indirectly through its wholly-owned subsidiary, BGM, an aggregate of 48,675,240 Common Shares and 1,790,000 Warrants (collectively, the "Prior Warrants"), representing approximately (i) 16.0% of the issued and outstanding Common Shares on a basic non-diluted basis, and (ii) 16.5% of the issued and outstanding Common Shares on a partially diluted basis (assuming, for this purpose, only the exercise in full of the Prior Warrants).

As a result of and immediately following completion of the Offering, Osisko Development owned or controlled, indirectly through its wholly-owned subsidiary, BGM, an aggregate of 54,925,240 Common Shares and 4,915,000 Warrants (collectively, the "Current Warrants"), representing approximately (i) 15.9% of the issued and outstanding Common Shares on a basic non-diluted basis, and (ii) 17.1% of the issued and outstanding Common Shares on a partially diluted basis (assuming, for this purpose, only the exercise in full of the Current Warrants).

An early warning report in respect of Falco will be filed by Osisko Development with applicable Canadian securities regulatory authorities and will be available on SEDAR+ (www.sedarplus.ca) under Falco's issuer profile. To obtain copies of the early warning report filed by Osisko Development, please contact Philip Rabenok by telephone at (437) 423-3644 or by email at ir@osiskodev.com.

The securities were acquired by Osisko Development for investment purposes. Osisko Development and its affiliates or any joint actors may, from time to time and at any time, acquire additional Common Shares and/or other equity, debt or other securities or instruments of Falco (collectively, "Securities") in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Falco and other relevant factors.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email:sroosen@osiskodev.com	Email:prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements in this news release may include, Osisko Development's objective and current strategy. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Although Osisko Development believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in Osisko Development securities should not place undue reliance on forward-looking statements because Osisko Development can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and Osisko Development assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.